April 10, 2018

Via E-mail
Nikhel Varty, Chief Executive Officer
American Holding Company Inc.
c/o ServiceMaster Global Holdings, Inc.
150 Peabody Place
Memphis, TN 38103

       Re:     American Holding Company, Inc.
               Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted March 30, 2018
               CIK No. File No. 0001727263

Dear Mr. Varty:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Description of Our Capital Stock

Exclusive Forum, page 122

   1. Please explain the reasons why management adopted the exclusive forum provision contained in your certificate of incorporation.
 Nikhel Varty
American Holding Company Inc.
April 10, 2018
Page 2

       You may contact Becky Chow at (202)551-6524 or Kristi Marrone at
(202)551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities

cc: Andrew R. Brownstein, Esq. (via e-mail)